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                               October 15, 2020

       William V. Williams
       Chief Executive Officer
       BriaCell Therapeutics Corp.
       Suite 300     235 West 15th Street
       West Vancouver, BC V7T 2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed September 18,
2020
                                                            File No. 333-234292

       Dear Dr. Williams:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form F-1

       Cover Page

   1. We reissue our May 29, 2020 comment. Please revise your references to the "assumed price" and "assumed
public offering price" of $4.64 per Common Unit on the cover page of the prospectus to
clarify that this is the midpoint of your price range. To this end, please also disclose
the price range in the first and eighth paragraphs of the cover page to provide context for the
assumed price of $4.64 and to clarify that the actual price will fall within the specified
ranges.
   2. We note you have included alternative cover pages and disclosure for the sale of shares offered by the selling
shareholders. Please tell us whether the selling stockholder would have the ability to
make sales prior to the closing of the primary offering.
 William V. Williams
BriaCell Therapeutics Corp.
October 15, 2020
Page 2
Risk Factors, page 19

3. Add a risk factor to highlight the potential conflict of interest that one of the company's named experts is selling shares in the offering received in lieu of cash compensation.
Underwriting, page 123

4. We note your disclosure that if all the shares are not sold at the initial offering price, the representative may change the offering price and other selling terms. Please explain to us whether the inability of the underwriters to sell the shares would impact the amount of proceeds that you receive. Also, tell us how you would inform investors of changes to the offering.
        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joseph McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam V. Williams
                                                             Division of
Corporation Finance
Comapany NameBriaCell Therapeutics Corp.
                                                             Office of Life
Sciences
October 15, 2020 Page 2
cc:       Avital Perlman
FirstName LastName